UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of June, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes        |_|                     No         |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes      |_|                       No       |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      |_|                       No       |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press Release dated June 9, 2003 announcing the start of a multi-centre clinical trial with Sunnybrook and Women's College Health Sciences Centre; and

      2.    Press Release dated June 18, 2003 announcing the launch of SAMI(TM);
            and

      3. Press Release dated June 26, 2003 announcing the interim results of the clinical study with McGill University Health Centre.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                   (Registrant)


                                   By: (s) Sebastien Gignac
                                       -----------------------------------------
                                       Name: Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: November 24, 2003.

[LOGO] ART

News release
For immediate publication

          ART ANNOUNCES THE START OF A MULTI-CENTRE CLINICAL TRIAL WITH
             SUNNYBROOK AND WOMEN'S COLLEGE HEALTH SCIENCES CENTRE

MONTREAL, Canada, June 9, 2003 - ART Advanced Research Technologies Inc. (ART) (TSE "ARA"), a leading developer of optical imaging technologies and Sunnybrook and Women's College Health Sciences Centre, one of Canada's finest academic health centres and a leader in women's health, are pleased to announce the start of a multi-centre clinical trial for ART's SoftScan(R) optical breast imaging device, of which Sunnybrook & Women's is the first approved clinical site. Imaging of up to 200 study volunteers at Sunnybrook & Women's is expected to begin in mid-June and will be completed over the next year.

ART has received approvals - from both Health Canada and the Sunnybrook & Women's, Research Ethics Board - to begin this clinical study entitled Optical Characterization of Breast Tissue. Dr. Roberta Jong, radiologist and Director of Breast Imaging at Sunnybrook & Women's, will be acting as principal investigator of this first clinical collaboration between Sunnybrook & Women's and ART. The objective of this study is to acquire biological data on a broad range of breast tissue, including targeted breast lesions. This data will be used in the final development of the SoftScan(R) image processing system and to characterize the signatures of malignant and benign breast lesions for diagnostic purposes.

"ART is proud to be associated with Sunnybrook and Women's College Health Sciences Centre," stated Micheline Bouchard, President and CEO of ART. "This renowned Canadian health institution has a particular commitment to women's health. SoftScan(R) represents an innovative imaging solution for the detection and diagnostic of breast cancer, without the adverse consequences associated with traditional technology and we are confident that this first collaboration between ART and Sunnybrook & Women's will be successful," added Ms. Bouchard.

"Sunnybrook & Women's is dedicated to achieving advances in the understanding of disease and prevention, as well as developing innovative treatments that improve and extend the life of patients," indicated Dr. Roberta Jong. "Our participation in this clinical study is an opportunity to explore the ability of the SoftScan(R) device to characterize anomalies in the breast," concluded Dr. Jong.

About Sunnybrook and Women's College Health Sciences Centre

Sunnybrook and Women's College Health Sciences Centre is transforming health care through the dedication of its more than 8,000 staff members who provide compassionate and innovative patient focused care. An internationally recognized leader in women's health, academic research and education and an affiliation with the University of Toronto distinguishes Sunnybrook & Women's as one of Canada's premier health sciences centres. Sunnybrook & Women's specializes in caring for newborns, adults and the elderly, treating and preventing cancer, heart problems, orthopaedic and arthritic conditions and traumatic injuries. For more information about Sunnybrook & Women's, go to www.sunnybrookandwomens.on.ca

About SoftScan(R)

ART's SoftScan(R) is an optical imaging device for the detection, diagnosis and characterization of breast cancer. The information obtained from SoftScan(R) addresses a critical and unmet need in breast tissue analysis. This need is for a device that provides functional or physiological information about a lesion, such as tissue perfusion and blood oxygen content, allowing the characterization of a lesion as benign or malignant.

About ART

ART Advanced Research Technologies Inc., is involved in the research, design, development and marketing of optical imaging technologies used in the detection of anomalies in the bio-optical sector. ART is in the process of bringing to market an optical imaging device designed to detect and diagnose breast cancer. To be marketed under the trademark SoftScan(R), this device uses time domain imaging technology capable of generating once undetectable key information. ART has developed and will soon commercialize SAMI(TM), a small animal molecular imager, designed to characterize, visualize and measure cellular and molecular processes and pathways. SAMI(TM) will accelerate the development of new drugs. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, go to www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For More information

ART Advanced Research Technologies Inc.
Yvan Cote (ycote@art.ca)
Director, Clinical Research
Nadia Martel (nmartel@art.ca)
Vice President, Strategic Alliances and Business Developmen
(514) 832-0777

Sunnybrook and Women's College Health Sciences Centre
Fiona Taylor (Fiona.taylor@sw.ca)
Public Affairs Officer
(416) 480-4040

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

[LOGO] ART

                                                              News Release
                                                       For immediate publication

ART LAUNCHES SAMI(TM)

          << AN IMPORTANT TECHNOLOGICAL INNOVATION IN OPTICAL MOLECULAR
                    IMAGING FOR THE LIFE SCIENCES SECTOR >>

               - Micheline Bouchard, ART's President and Chief Executive Officer

Montreal, June 18, 2003 - ART Advanced Research Technologies Inc. (ART), a leader in the development of optical molecular imaging technologies, is introducing SAMI(TM) (Small Animal Molecular Imager) to the market. SAMI(TM) is a molecular imaging device designed to address the needs of pharmaceutical companies and research laboratories in order to help them reduce the development cycle of new drugs.

<< The market introduction of SAMI(TM) illustrates ART's innovative capacity in the field of optical molecular imaging, thus ensuring ART's position in the life sciences sector >> explained Ms. Micheline Bouchard, President and Chief Executive Officer of ART. << The molecular imaging market offers excellent growth opportunities and we are confident that SAMI(TM) will be a great commercial success >> added Ms. Bouchard.

SAMI(TM) provides pharmaceutical companies and research laboratories with the opportunity to speed up the development cycle of new drugs by accelerating the work analysis required in the first development phases of new drugs, at a stage where laboratory animals are used. User-friendly and cost effective, SAMI(TM) provides superior results to other imaging methods.. Researchers will appreciate the major competitive advantages of SAMI(TM), such as access to in vivo physiological data, precise and reliable quantification of therapeutic targets and in-depth image resolution.

By using time domain optical imaging technology, SAMI(TM) offers the advantage of quickly demonstrating the ineffectiveness of a potential drug or of observing its side effects on organs not targeted by the treatment. Pharmaceutical companies will have the opportunity to make the proper adjustments before starting clinical trials, and therefore significantly reduce the time and costs related to the development of new drugs and speed up their market entry.

The current market for this type of device is estimated at more than US$ 800 million, growing to more than US$ 1,5 billion in the next five years. More than 7,000 pharmaceutical companies, laboratories and other research centers could benefit from SAMI(TM), an innovative molecular imaging device. The business prospects for SAMI(TM) are excellent and ART is expecting to make an important breakthrough in this market within the next few years.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and is used for the analysis of breast cancer lesions and the monitoring of treatments.

ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, go to www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.


                                     - 30 -

Source :            ART Advanced Research Technologies Inc.

For information:    Marianne Rouette (mrouette@spherecom.qc.ca)
                    (514) 286-2772 ext.16
                    cell.(514) 802-6040

[LOGO] ART

                                                                    News release
                                                       For immediate publication

           ART ANNOUNCES INTERIM RESULTS OF CLINICAL STUDY WITH MCGILL
                            UNIVERSITY HEALTH CENTRE

MONTREAL, Canada, June 26, 2003 - ART Advanced Research Technologies Inc. (ART) (TSE "ARA"), a leader in the development of optical molecular imaging technologies and the McGill University Health Centre (MUHC), one of the largest university teaching hospitals in Canada, are pleased to announce interim results of the ongoing SoftScan(R) clinical study.

ART has obtained promising preliminary results from the engineering optimization study of SoftScan(R), currently undergoing at the MUHC Cedars Breast Clinic. "The preliminary analysis of the clinical study indicates that the SoftScan(R) technology is promising in discriminating between malignant and benign breast lesions," commented Dr. David Fleiszer, Co-Director of the MUHC Cedars Breast Clinic and Principal Investigator of the clinical study.

The objective of this clinical study is to optimize the configuration of the SoftScan(R) device. "To date, more than 50 patients have participated in the study at the MUHC Cedars Breast Clinic and early results confirm that the design configuration of SoftScan(R) meets clinical requirements," commented Dr. Yvan Cote, ART's Director of Clinical Research.

About MUHC Cedars Breast Clinic

The Cedars Breast Clinic is located at the Royal Victoria Hospital, part of the McGill University Health Centre. Staffed by a multi-disciplinary team of nurses, technologists, radiologists and breast surgeons, the Cedars Breast Clinic is also supported by a team of dedicated volunteers, many of whom are breast cancer survivors, available to accompany patients during and after the treatment phase. A patient resource library and education program have been created to increase public awareness of the importance of early diagnosis and to inform patients of treatment options. The Cedars Breast Clinic is ready to welcome as many as 20,000 patients per year who may undergo a mammography, needle aspiration and biopsy, as well as breast ultrasound in a single visit. For more information about the MUHC, go to www.muhc.mcgill.ca.

About SoftScan(R)

ART's SoftScan(R) is an optical imaging device for the detection, diagnosis and characterization of breast cancer. The information obtained from SoftScan(R) addresses a critical and unmet need in breast tissue analysis. This need is for a device that provides functional or physiological information about a lesion, such as tissue perfusion and blood oxygen content, allowing the characterization of a lesion as benign or malignant.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and is used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, go to www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

                                      -30-

For More information

ART Advanced Research Technologies Inc.
Yvan Cote (ycote@art.ca)
Director, Clinical Research
Nadia Martel (nmartel@art.ca)
Vice President, Strategic Alliances and Business Developme
(514) 832-0777

McGill University Health Centre
Christine Zeindler (Christine.zeindler@muhc.mcgill.ca)
Communications Coordinator (Research)
MUHC Communications Services
(514) 934-1934 ext. 36419
pager: (514) 406-1577

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com